ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”), made and entered this 28th day of November 2005 (the “Effective Date”) by and between V-Secure Technologies (US) Inc., a Delaware corporation, having its principal place of business at Park 80 West, Plaza II, Suite 200, Saddle Brook, NJ 07663 (hereinafter referred to as “V-Secure”) and V-Secure (2000) Ltd., a wholly-owned subsidiary of V-Secure (“V-Secure Ltd.”); and Radware Ltd., a company registered in Israel, having its principal place of business at 22 Raoul Wallenberg St., Tel Aviv 69710 Israel (hereinafter referred to as “Radware");

W I T N E S S E T H :

WHEREAS, V-Secure develops, manufactures, markets and sells Intrusion Prevention Solutions, sold under the name/s V-10, V-100 and V-1000, which incorporate V-Secure’s proprietary hardware and software (the “Products”); and

WHEREAS, V-Secure desires to sell to Radware, and Radware desires to purchase from V-Secure, certain of the business assets of V-Secure utilized in the development, manufacturing and sale of the Products, including all rights in the Products and any software and hardware incorporated therein, designs, customers lists and contracts, together with V-Secure's intellectual property rights pertaining thereto all as described below, upon the terms and subject to the conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained, and intending to be legally bound hereby, V-Secure, V-Secure Ltd. and Radware hereby agree as follows:

1.   Definitions

1.1 For purposes of this Agreement (including any and all Exhibits and amendments made to or incorporated herein now or in the future), the following capitalized terms shall have the following meaning:

“Closing” means the consummation of the transactions contemplated under this Agreement, as defined in Section 8 herein.
“Closing Date” means the time and date on which the Closing is actually held.
“Confidential Information” shall mean all information relating to a party’s commercial and business information, including, without limitation, relating to products, activity, plans, employees, customers and suppliers, including, without derogating from the foregoing, all or any portion or phase of any scientific, technical or non-technical data, documents, computer programs and related documentation, products, prototypes, patents, ideas, codes, designs, patterns, processes, methods, schematics, configurations, specifications, techniques, compilations, drawings, prices, computations, financial plans, advertising and marketing concepts, technical concepts, customers, suppliers and/or distributors lists and including any such information relating to such party’s subsidiaries and affiliates.
“DefensePro” means Radware’s DefensePro product, including any existing and future version.
“End-users” means the end-customers using the Products.
 “Escrow Account” means the account referred to in Section 8.4 herein, holding funds for the purpose of payment of bonuses pursuant to the provisions of section 7.4 herein and for the purpose of payment of indemnification for breach of warranties pursuant to section 10.2 herein or for the benefit of V-Secure, all as provided in the Escrow Agreement.
“Escrow Agreement” means an agreement entered into between Radware, V-Secure and an escrow agent designated by the parties, which shall be negotiated in good faith by V-Secure and Radware, and which shall govern the management and withdrawal from the Escrow Account. However, it is agreed that the Escrow Agreement will include the terms stipulated in Exhibit A herein.

 “Intellectual Property” means all works protectible by copyright, trademark, patent and trade secret laws or by any other statutory protection obtained or obtainable, and any Confidential Information that meets one of the foregoing criteria relating to the Products, including without limitation, models; drawings; designs, programs and any inventions including the Patent Applications, the Trademark Application/s and any Confidential Information pertaining to the Products.
“Integrated Product” means a generally available version of the DefensePro which integrates the Owned Intellectual Property and provides a behavioral intrusion prevention module based on V-Secure’s Products’ functionality.
“Knowledge” with respect to V-Secure means matters actually known by any executive officer or Director of V-Secure.
“Licensed Intellectual Property” means the Intellectual Property which is licensed, or otherwise made available for use, to V-Secure as of the date hereof as listed on Exhibit B.
“Liens” means liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of every kind, nature or character.
“NSS Approval” means written notification by The NSS Group Ltd. that a product was tested by them and obtained the “NSS Approved” certification with multi-gigabit performance.
“Owned Intellectual Property” means the Intellectual Property owned by V-Secure as set forth on Exhibit C as of the date hereof, and excluding, for the avoidance of doubt, any Licensed Intellectual Property and excluding the patent application originally developed by V-secure Technologies Ltd. (an Israeli company formed prior to the formation of V-Secure and not owned by V-Secure and whose technology has not been implemented in the Products or used for any other purpose by V-Secure).
“Partners” means V-Secure’s distributors, resellers, partners and customers, as well as prospective customers evaluating the Products or negotiating the purchase of Products from V-Secure.
“Partner Agreements” means the agreements between V-Secure and its Partners.
“Patent Applications” means the patent applications filed with the U.S. Patent and Trademark Office listed in Exhibit C, attached hereto.
“Products” shall mean the V-10, V-100 and V-1000 and including, without limitation, all goodwill associated with the products, all software, hardware and technology incorporated therein, source codes, specifications and design documents.
“Products’ Associated Rights” means all rights associated with the Products, their development, manufacturing, marketing and sale, including, without limitation, the sole and exclusive right (except as otherwise provided in this Agreement) to develop, integrate, create derivative works, manufacture, sell, market and distribute the Products and any Owned Intellectual Property.
“Products’ Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.”
“Product Inventory” means the Product inventory owned by V-Secure listed in Exhibit D attached hereto to be transferred to Radware.
“Purchase Orders” means any and all purchase orders for Products received by V-Secure and not yet delivered, as well as any additional purchase orders for Products which shall be received by V-Secure following the Effective Date.
“Purchased Assets” means all the rights and assets purchased under this Agreement, including the Products’ Associated Rights, the Owned Intellectual Property, the Product Inventory, Customer lists and information and any right assigned to Radware in connection with the Partners.
“Service Agreements” means the service agreements entered between V-Secure and certain End-Users.
“Trademark Applications” means the trademark applications listed in Exhibit C.
“V-Secure Employees” means the employees of V-Secure and V-Secure Ltd.

1.2	The Preamble to this Agreement and the Exhibits attached hereto shall form an integral part of this Agreement.

1.3	List of Exhibits and Schedules

Exhibits

Exhibit A	-	Escrow Terms
Exhibit B	-	Licensed IP
Exhibit C	-	Owned IP
Exhibit D	-	Product Inventory
Exhibit E	-	Service Agreement Migration and Termination procedure
Exhibit F	-	Confidentiality and Non-Disclosure Agreement

Schedules

Schedule 4		Form of Warrants
Schedule 7.3 -		List of V-Secure Employees required by Radware
Schedule 8.3(b)		List of approvals and certifications required for Closing.
Schedule 8.3(e)		Form of consent by V-Secure’s external auditors.
Schedule 8.3(f)		Consent by V-Secure’s external auditors in connection with additional filings.
Schedule 9.1(e)-		List of Agreements provided to Radware
Schedule 9.1(f)-		List of Financial Information provided to Radware
Schedule 9.1(g)-		List of Licenses and Certifications

 2.      Sale and Purchase of Assets

2.1	Purchased Assets.
(a)
Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, V-Secure shall sell, convey, assign, grant, transfer and deliver to Radware, and Radware shall purchase, acquire and receive from V-Secure (i) the Owned Intellectual Property, (ii) the Product Inventory, (iii) the Products Associated Rights and (iv) any right or asset granted or assigned to Radware pursuant to this Agreement, free and clear of all Liens.

(b)
From and after the Effective Date, V-Secure shall give to Radware and its representatives free and unrestricted access to the books, files, e-mails and records of V-Secure relating to the Products. Prior to destroying or disposing of such books, files and records, V-Secure shall give 30-days notice to Radware of the intended destruction or disposition, and Radware shall have the right to take possession of the same or to make copies of the same at its expense.

(c)	On the Closing Date, V-Secure shall deliver to Radware and Radware shall accept the Purchased Assets.
(d)
For the avoidance of doubt, any Owned Intellectual Property, which was developed by V-Secure or any of its employees or subcontractors, shall be deemed to be included within the Purchased Assets and to be the property of Radware.

2.2
Excluded Assets. For the avoidance of doubt, the assets being sold to Radware shall not include any right, title, interest and claims of V-Secure as the same may exist on the Closing Date, and that are not specifically included as part of the Purchased Assets, including without limitation any of the following assets: cash and cash equivalents; tax returns; articles of incorporation and by-laws of V-Secure; corporate minutes; seals and stock books of V-Secure; bank deposits or accounts of V-Secure; refunds or claims for refunds of taxes; security or similar deposits, insurance policies, advance payments, all accounts receivable, inventory not included in Product Inventory, any contracts that V-Secure does not have the right to assign, and any contracts and any other assets tangible or intangible, which do not relate to the Products, the Products’ Associated Rights or the Products’ Intellectual Property.

2.3
No Liabilities Assumed by Radware. Radware shall not assume any liabilities, payments or obligations of V-Secure or V-Secure Ltd. (absolute, contingent or otherwise) arising out of V-Secure’s ownership or V-Secure’s or V-Secure Ltd’s operation of any of the Purchased Assets, or the consummation of the transactions under this Agreement or otherwise, including, but not limited to, any purchase order, frame agreement, sale agreement, agreements with suppliers and consultants, support agreement or joint development agreement.

 3.            Purchase of Owned Intellectual Property and Products’ Associated Rights

3.1
V-Secure agrees to sell, assign and transfer to Radware all rights and title in the Product Inventory, the Owned Intellectual Property, and Products’ Associated Rights. As of the Closing Date, Radware shall have the sole and exclusive right (except as otherwise provided in this Agreement) to manufacture, market, sell, license and distribute the Products, the Owned Intellectual Property and the Products’ Associated Rights.

3.2	On the Closing Date V-Secure will assign and transfer to Radware all Trademark Applications.
3.3	On the Closing Date V-Secure will assign and transfer to Radware all Patent Applications.
3.4
V-Secure agrees to provide Radware by Closing with all Product information, including, without limitation, Product design documents, Product release notes, bug-fixes, Product documentation, installation guides, marketing materials, presentations, road maps, Patent Applications files and any additional documentation reasonably requested by Radware in order to execute the rights purchased under this Agreement.

3.5
V-Secure agrees to request approval from The NSS Group Ltd. for the transfer and assignment of its approval of V-Secure’s Products to Radware’s name, and cooperate with NSS and Radware as required for obtaining such approval.

4.            Consideration

In consideration of the sale, conveyance, transfer, assignment and delivery of the Purchased Assets, Radware shall (i) pay V-Secure an aggregate purchase price (the Purchase Price”) of $15,000,000 , of which, (a) $300,000 has been previously advanced to V-Secure, $300,000 will be payable within 2 business days of execution of this Agreement and $8,400,000 will be payable at the Closing (together, the “Base Consideration”), (b) an amount of $6,000,000 will be payable upon achievement of the milestone set forth in (A) below (the “Milestone Consideration”) and (ii) deliver to V-Secure, subject to Closing, warrants to purchase 45,454 Ordinary Shares of Radware (in the form attached hereto as Schedule 4) (the “Warrants”).
(A)
The Parties agree that they will use their best efforts to obtain NSS Approval within 3 months from the Closing. The Milestone Consideration will be paid to V-Secure in the event that Radware obtains NSS Approval for the Integrated Product within a maximum of 6 months from the Closing Date (the “Milestone Period”). If NSS approval is obtained within the Milestone Period, within 5 business days of such approval Radware shall transfer 90% of the Milestone Consideration ($5,400,000) to V-Secure and 10% of the Milestone Consideration ($600,000) to the Escrow Account to be used in accordance with the Escrow Agreement. It is agreed that that if within the Milestone Period, the test is concluded successfully and Radware receives a draft report from NSS confirming that the Integrated Product passed the test and will receive “NSS Approved” status, the Milestone Consideration will be paid even if the formal Approval Certificate is received after the Milestone Period, however, payment shall be made within 5 business days of receipt of the formal certificate. Radware undertakes that it will act in good faith with the intention to obtain the NSS Approval within the Milestone Period . It is agreed that if NSS discontinues its business for testing and approvals for intrusion prevention products, or if NSS advises Radware that there is no available testing slot any time during the Milestone Period, the Parties will agree in good faith on alternative comparable certification.

(B)
In the event Radware enters into a binding agreement for the acquisition of Radware by a third party (the “Acquisition Agreement”), during the Milestone Period, and prior to obtaining the NSS Approval, Radware shall pay V-Secure the Milestone Consideration as part of the purchase price for the Purchased Assets and subsection 4(A) will be cancelled.

All cash amounts payable to V-Secure pursuant to this Agreement shall be paid by wire transfer of immediately available funds to the account or accounts designated in writing by V-Secure and to the escrow account/s as detailed in Section 8.4 herein.

5.             Distributors and End-Users

5.1           V-Secure agrees to assist Radware with respect to any of its Partners, by:

(a)
Participating with an introduction meeting or conference call and/or sending a letter (per Radware’s choice) with/to each Partner at a date agreed upon by the parties which shall be within the 90 days following Closing;

(b)	Providing Radware with each Partner’s full contact details (name and title of contact person, telephone and fax numbers, office address and e-mail address) on the Closing Date;
(c)	On the Closing Date, assigning to Radware of the Partners Agreements, to the extent that such agreements are assignable and to the extent Radware requests their assignment.
(d)	V-Secure will keep personnel as necessary for the performance of its obligations under this subsection 5.1 and bear the costs related thereto.

5.2
It is Agreed and understood that Radware assumes no liability under any of the Service Agreements and that V-Secure shall continue to be responsible for its obligations under the Service Agreements. However, V-Secure undertakes and Radware agrees that V-Secure shall contact all Partners under Service Agreements with the intention to have the Partners agree to terminate the Service Agreements, by trading-in the Products for Radware products, by being compensated for early termination of the Service Agreement or in another manner acceptable to V-Secure and the Partner, all in accordance with the procedure attached hereto as Exhibit E.

5.3
As of the Closing Date, V-Secure will assign to Radware the Products Inventory. For the avoidance of doubt, the Product Inventory excludes all units of inventory not listed in Exhibit D, which are intended to be used by V-Secure in the negotiation of termination of the Service Agreements, as well as for customer support, both pursuant to section 5.2 and Exhibit E herein.

6.	Intentionally omitted.

7.	Employees

7.1
Radware may hire any employee of V-Secure. However, any employment of V-Secure employees shall be subject to an agreement between Radware and the respective employee regarding the scope of work and terms and conditions of employment.

7.2	V-Secure and its CEO shall use reasonable efforts to convince V-Secure Employees who receive an offer from Radware to take the offer.

7.3
It is agreed that in order to preserve and develop the Products’ Intellectual Property Radware must be able to hire at least 5 out of the V-Secure Employees listed in Schedule 7.3 herein, and therefore, in the event that at or prior to the Closing at least such five (5) employees have not agreed to join Radware, Radware shall have the right (but no obligation) to terminate this agreement without any penalty, and in such case V-Secure shall return to Radware the advance payment of $300,000 within 20 business days.

7.4	In order to encourage such V-Secure Employees to join Radware V-Secure agrees that out of the Base Consideration the sum of US$400,000 (four hundred thousand dollars) will be used for providing such employees with incentive bonuses if they remain with Radware for no less than 12 to 24 months. The above sum will be deposited in the Escrow Account and will be used by Radware for payment of such incentive bonuses as per a pre-determined bonus plan concluded with the V-Secure Employees who will join Radware. Any amount not used for bonus payments to the V-Secure Employees (as a result of termination of employment prior to the lapse of 24 months, under the terms of the bonus plan) will be returned to V-Secure or any third party designated by V-Secure immediately after it becomes known that such amount will not be paid to the designated V-Secure Employees, as will be set forth in the Escrow Agreement. Radware will provide written notice (certified by its CFO) to V-Secure (or its designee) every six months of the status of the amounts deposited with respect to this Escrow Account and of V-Secure’s right of return of unused amounts. .

7.5	V-Secure and/or V-Secure Ltd., respectively, will terminate the employment of all V-Secure Employees hired by Radware by November 6, 2005 and be solely responsible for payment of their severance, notice, salary, social charges and any payments resulting from an employer-employee relationship up to the date of termination.

8.	Closing

8.1
The Closing. The Closing shall be held at the offices of Radware Ltd. within 60 days from the Effective Date, unless required otherwise by law or tax concerns or such other place, time and date as Radware and V-Secure may mutually select.

8.2
Documents to be delivered at Closing. On the Closing Date, subject to the terms and conditions of this Agreement, V-Secure shall deliver to Radware such bills of sale, assignments, endorsements and other recordable instruments of assignment, transfer and conveyance, in form and substance reasonably satisfactory to Radware and its counsel, as shall be effective to vest in Radware all of the right, title and interest of V-Secure in and to the Purchased Assets free and clear of all Liens.

8.3
Conditions to Closing. Radware’s obligation to consummate the purchase of the Purchased Assets hereunder and to transfer the consideration specified above at the Closing is subject to the fulfillment at or prior to the Closing of the following conditions precedent (any of which, except for the execution of the Escrow Agreement (which is also a condition of V-Secure’s obligations), may be waived by Radware):

(a)	Delivery by V-Secure of all the Purchased Assets and all associated documents, materials, consents and permits detailed in Section 8.2.
(b)
Delivery by V-Secure of any other permit, consent and/or authorization required for the transfer and assignment of the Purchased Assets to Radware, if required, and as specified in schedule 8.3(b), including any approval of the Israeli Ministry of Defense and the US National Security Authority relating to encryption technology, if such approvals are required.

(c)	Delivery by V-Secure of the contact details required under section 5.1(b) above.
(d)
Delivery by V-Secure of confirmation from the Israeli Chief Scientist in a form that establishes that the Purchased Assets are not subject to any limitation under the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, as a result of requests for grants submitted by V-Secure or V-Secure Ltd. to the Office of the Chief Scientist.

(e)
Delivery by V-Secure of SEC compliant financial statements for the year 2004 (including comparable figures for 2003) accompanied by the consent of V-Secure’s external auditors, in the form attached hereto as Schedule 8.3(e).

(f)	Delivery by V-Secure of the consent of their external auditors in the form attached hereto as Schedule 8.3(f).

(g)	Execution of the Escrow Agreement.
(h)	Resolution of the majority shareholders of V-Secure approving this Agreement.
(i)
Delivery by V-Secure and V-Secure Ltd. of written confirmation attesting that all of the representations, warranties and undertakings provided by it this Agreement are true, correct and effective in all material respects on and as of the Closing Date.

8.4
Transfer of Consideration. Upon Closing, Radware will transfer $7,100,000 to V-Secure, $400,000 to an escrow account to be used for payment of incentive bonuses to the Radware Employees, in accordance with the terms and conditions of section 7.4 above, the Warrants, and $900,000 to an escrow account to secure V-Secure’s indemnity obligations in accordance with sections 9 and 10.2. herein and Schedule 8.3(h) herein, to be used in accordance with the Escrow Agreement. Additional amounts will be transferred to the Escrow Account to secure V-Secure’s indemnity obligations in accordance with Sections 9 and 10.2 and Schedule 8.3(h) herein (in accordance with the terms of the Escrow Agreement), in accordance with the terms of Section 4. For the avoidance of doubt, the above cash consideration totaling $8,400,000 is in addition to the aggregate advance payments of $600,000 paid prior to signing this Agreement and pursuant to section 4 herein.

8.5
Termination. This Agreement may be terminated at any time prior to the Closing (by written notice by the terminating party to the other party) by either party if the Closing shall not have occurred within 120 days from the Effective Date; provided, however, that the right to terminate this Agreement under this Section 8.5 shall not be available to any party whose breach of any obligation under this Agreement or whose failure to effect the Closing when the other party has complied with all of its obligations has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

8.6	Effect of Termination/Failure to Close.

(a)
In the event of the termination and abandonment of this Agreement pursuant to Section 8.5 of this Agreement, this Agreement shall become void and have no effect and no party shall have any obligation to the other parties hereto with respect to this Agreement, except that (i) V-Secure shall return the advance payment of $300,000 to Radware within 20 business days of such termination, (ii) the provisions of this Section 8.6 shall survive any termination and abandonment, and (iii) a termination pursuant to Sections 8.5 of this Agreement shall not relieve or release the breaching party from liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination, of this Agreement.

(b)
Upon any termination of this Agreement prior to closing, Radware shall promptly return to V-Secure all property and documentation delivered to Radware in connection with this Agreement, destroy any copies and/or summaries of the Products’ Intellectual Property and shall refrain from using any of the Products’ Intellectual Property and or derivatives thereto and V-Secure shall remain with full ownership of the Products’ Intellectual Property.

8.6	Effect of Termination/Failure to Close.

9.	Representations and Warranties

9.1
Representations and Warranties of V-Secure and V-Secure Ltd. V-Secure and V-Secure Ltd. represent and warrant to Radware, jointly and severally, as follows, and acknowledge and confirm that Radware is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement:

(a)
Organization and Good Standing. Each of V-Secure and V-Secure Ltd. are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and the State of Israel, respectively.

(b)
Consents, Authorizations, Binding Effect, Etc. V-Secure and V-Secure Ltd. may execute, deliver and perform this Agreement without the necessity of any consent, approval, authorization or waiver or giving any notice or otherwise, except for the approval of V-Secure’s stockholders and such consents, approvals, authorizations, waivers and notices which have been obtained and are unconditional and remain in full force and effect and such notices which have been given. Upon approval of V-Secure’s stockholders, which shall be provided prior to Closing, this Agreement has been duly authorized, executed and delivered by V-Secure and V-Secure Ltd. and this Agreement constitutes the legal, valid and binding obligation of V-Secure and V-Secure Ltd., enforceable against V-Secure and V-Secure Ltd. in accordance with its terms. The execution, delivery and performance of this Agreement by V-Secure and V-Secure Ltd. will not (i) constitute a violation of the respective Certificate of Incorporation and/or Articles of Incorporation and/or bylaws of V-Secure and V-Secure Ltd., as amended and in effect on the date hereof (ii) conflict with, result in the breach of or constitute a default under any contract, lease, agreement, license, commitment or order of, or binding upon, V-Secure or V-Secure Ltd., to which the Purchased Assets are subject except for those that will not have a material adverse effect on the transfer of the Purchased Assets and Radware’s right to be obtained under this Agreement, (iii) constitute a violation of any statute, judgment, order, decree or regulation or rule of any court, governmental authority or arbitrator applicable or relating to V-Secure or V-Secure Ltd. or the Purchased Assets, or (iv) result in the creation of any Lien upon any of the Purchased Assets pursuant to the provisions of any of the foregoing. Each Purchased Asset will be owned or available for use by Radware immediately subsequent to the Closing, on the same basis as V-Secure used such asset or right, free and clear of any Lien.

(c)
Litigation and Compliance. There are no actions, suits, claims or proceedings, whether in equity or at law, pending or threatened, and there are no governmental or administrative investigations pending or threatened, against V-Secure or V-Secure Ltd. with respect to the Purchased Assets and/or the Products’ Intellectual Property rights or any other rights associated therewith. To V-Secure’s Knowledge, there are no actions, suits, claims or proceedings, whether in equity or at law, pending or threatened.

(d)
Intellectual Property. V-Secure owns or has the right to use pursuant to written license, sublicense, agreement or permission all Products Intellectual Property and any additional proprietary rights necessary for the use, sale, implementation and operation of the Purchased Assets. Each of V-Secure and V-Secure Ltd. is not aware of any basis for any claim by any third party that the Products or the development, sale, marketing or distribution thereof, infringes the patents, trademarks, copyrights, trade secrets or other intellectual property rights of any third party. V-Secure has made no claims that a third party has violated or infringed any of V-Secure’s trademarks, copyrights, trade secrets or other proprietary rights.

Exhibits B and C and schedule 9.1(e) set forth all patent applications, copyright registrations and license agreements or other rights related to the foregoing and any rights or causes of action resulting from any infringement or violation of any of the foregoing. Except as disclosed in Exhibit B V-Secure has not made any registration or application with respect to any of the Owned Intellectual Property transferred to Radware hereunder. V-Secure is the applicant of record in all Patent Applications, and no opposition, extension of time to oppose, interference, rejection, or refusal to register has been received in connection with any such Patent Applications. No order, holding, decision or judgment has been rendered by any governmental authority, and no agreement, consent or stipulation exists, which would limit V-Secure’s use of any intellectual property included in the Purchased Assets. V-Secure is and always has been the sole owner of the Intellectual Property included in the Purchased Assets. For the avoidance of doubt V-Secure Ltd. warrants and confirms that it was never the owner of any Intellectual Property included in the Purchased Assets, and any development work performed, if any, with respect to the Purchased Assets was performed solely on the basis of works made for hire to the benefit of V-Secure, and V-Secure Ltd. hereby waives any right it may have in connection with the Purchased Assets and/or any Intellectual Property associated with the Purchased Assets.

Exhibit B identifies each item of intellectual property that any third party owns and that V-Secure uses pursuant to license, sublicense, agreement or permission. V-Secure has made available to representatives of Radware correct and complete copies of all such licenses, sublicenses, agreements and permissions (as amended to date), a list of which is annexed hereto as Exhibit B. With respect to each such item of intellectual property that is part of the Purchased Assets, the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect following the consummation of the transactions contemplated by this Agreement.

(e)
Contracts. All contracts, leases, instruments, licenses, commitments, orders and other agreements relating to the Purchased Assets are listed on Schedule 9.1(e) hereto (the “Agreements”). V-Secure warrants and certifies that Radware has been provided with full, true and correct copies of all such Agreements and there are no existing material defaults by V-Secure under any of such Agreements, other than defaults under Service Agreement that may arise as a result of this Agreement or the transaction contemplated hereby.

(f)
Financial Information. V-Secure and V-Secure Ltd. warrant and certify that the financial information listed in Schedule 9.1(f) (the “Financial Information”) has been provided to Radware, that the Financial Information provided is true, accurate and complete; that financial statements, listed in Schedule 9.1(f) (“Financial Statements”) have been prepared in accordance with the requirements of US GAAP, that there are no liabilities that are required to be disclosed in such Financial Statements (as of the date of such Financial Statements) that are not disclosed therein, other than liabilities incurred in the ordinary course of business and that Radware has been provided with any and all financial information in connection with the Products, Products sales, Products pricing and Product COGs.

(g)
Licenses and certifications. V-Secure warrants and certifies that, the Products carry any licenses and certifications required for their sale and export where they have been sold by V-Secure. A list of such licenses and certifications is attached hereto as Schedule 9.1(g).

(h)	No Other Representations. Neither V-Secure or V-Secure Ltd. are providing any representations to Radware other than the representations contained in this Agreement.

9.2
Representations and Warranties of Radware. Radware represents and warrants to V-Secure as follows, and acknowledges and confirms that V-Secure is relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement:

(a)	Organization and Good Standing. Radware is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel.

(b)
Consents, Authorizations, Binding Effect, Etc. Radware may execute, deliver and perform this Agreement without the necessity of any consent, approval, authorization or waiver or giving any notice or otherwise, except for such consents, approvals, authorizations, waivers and notices which have been obtained and are unconditional and remain in full force and effect and such notices which have been given. This Agreement has been duly authorized, executed and delivered by Radware and this Agreement constitutes legal, valid and binding obligation of Radware, enforceable against Radware in accordance with its terms. The execution, delivery and performance of this Agreement by Radware will not (i) constitute a violation of the Articles of Association of Radware, as amended and in effect on the date hereof (ii) conflict with, result in the breach of or constitute a default under any contract, lease, agreement, license, commitment or order of, or binding upon, Radware, or (iii) constitute a violation of any statute, judgment, order, decree or regulation or rule of any court, governmental authority or arbitrator applicable or relating to Radware.

10.	Additional Agreements

10.1
Confidentiality. Each party hereto shall hold in confidence and have all of its respective employees, agents, representatives and affiliated companies hold in confidence all documents and other written material containing information of a confidential nature belonging to the other party. The parties shall enter into the Non-Disclosure Agreement attached hereto as Exhibit F.

10.2
Indemnity. V-Secure and V-Secure Ltd. shall indemnify and hold Radware harmless from any liability, claims, suits, expenses (including reasonable attorney’s fees) and damages (“Claims”) resulting from any actions or omissions or misrepresentations of V-Secure or V-Secure Ltd. under this Agreement, or resulting from infringement, or alleged infringement of any third party’s patents or copyrights or misappropriation of any third party’s trade secrets, in any case where the infringement claim by such third party is attributable to the Purchased Assets sold hereunder provided that : (i) Radware shall provide V-Secure / V-Secure Ltd. written notice of such claim, loss, expense, damage, liability or lawsuit, as soon as practicable; (ii) Radware shall reasonably cooperate with V-Secure / V-Secure Ltd. in the defense and/or settlement thereof, V-Secure / V-Secure Ltd. shall indemnify Radware for reasonable out-of pocket expenses incurred as a result of such cooperation; and (iii) V-Secure or V-secure Ltd. shall have an opportunity to assume control of such defense and/or settlement negotiations, provided Radware may hire a separate legal counsel at its own expense. V-Secure or V-Secure Ltd. shall not enter into any settlement, which imposes any liability on Radware or requires any admission by Radware without Radware’s written consent, which will not be unreasonably delayed or withheld. Radware shall not enter into any settlement, which imposes any liability on V-Secure or requires any admission by V-Secure without V-Secure’s written consent, which will not be unreasonably delayed or withheld. V-Secure’s obligations for Claims, and Radware’s sole remedy, shall be governed by the terms of the Escrow Agreement and be limited to the amounts specified therein.

Notwithstanding the foregoing, any Claim by an indemnified party against any indemnifying party pursuant to this Agreement shall be payable by the indemnifying party only in the event that the accumulated amount of the Claims in respect of such indemnifying party’s obligations to indemnify under this Agreement shall exceed $20,000 in the aggregate (the “Indemnification Threshold”), and only for amounts in excess of the Indemnification Threshold. The amount of any loss otherwise recoverable under this Section 10.2 by an indemnified party shall be reduced (i) by any amounts recovered by the indemnified party under insurance policies (net of any costs incurred in connection with the collection thereof), (ii) by any indemnity, contribution or similar payment actually received from third parties, and (iii) to take account of any net tax benefit actually realized by the indemnified party, in respect of the taxable year in which such loss is incurred or paid and, with respect to a tax benefit arising in a year subsequent to the year in which the loss is paid or incurred, the indemnified party shall pay to the indemnifying party the amount of such tax benefit when such tax benefit is actually realized.

10.3
Taxes. Except as expressly provided otherwise herein, all transfer, sales, use and similar taxes, if any, payable by reason of this transaction or the sale, transfer or delivery of the Purchased Assets pursuant to this Agreement shall be paid and borne by Vsecure. Radware will withhold applicable taxes required by law (if any) and transfer such amounts to the appropriate authorities.

10.4	Employees. Radware may hire any employee of V-Secure, but is under no obligation to do so. No additional consideration will be paid to V-Secure with respect to the hire of any V-Secure employees.

10.5
Non-compete. Upon Closing, V-Secure, V-Secure Ltd. undertake, for a period of 5 years, not to develop, integrate, market, distribute and/or sell any products competing with the Products, meaning, any Intrusion Prevention solutions (“IPS”), and not to consult or provide services, or own any interest, directly or indirectly, to or in any third party offering competing solutions. However, the above does not preclude V-Secure from the right to continue to support Partners under Service Agreements that remain in force after Closing. Izhar Shay will commit to abide by the existing non-compete provisions of his employment agreement as applied to Radware. .

10.6
Further Assurances. V-Secure, at any time after the Closing, at the request of Radware, shall execute, acknowledge and deliver any further assignments, conveyances and other assurances, documents and instruments of transfer, and will take any other action consistent with the terms of this Agreement, that may reasonably be necessary for the purpose of assigning, granting and confirming to Radware all Purchased Assets to be conveyed pursuant to this Agreement.

11.	Miscellaneous

11.1
Expenses. Whether or not the transactions contemplated by this Agreement are consummated and, except as otherwise may be expressly provided herein, each party shall pay its own fees, expenses and disbursements and those of its respective agents, representatives, consultants, accountants and counsel incurred in connection with this Agreement and all other costs and expenses incurred in the performance and compliance with all conditions to be performed by such party under this Agreement.

11.2
No Third Party Beneficiaries. Unless otherwise expressly provided, no provisions of this Agreement are intended or shall be construed to confer upon or give to any person or entity other than Radware and V-Secure any rights, remedies or other benefits under or by reason of this Agreement. For the avoidance of doubt, the V-Secure Employees shall not be considered third party beneficiaries under this Agreement.

11.3
Broker's Fees. Except for a fee owed by V-Secure to CE Unterberg Towbin, V-Secure and Radware represent and warrant to the other that each has no obligation or liability to any broker or finder by reason of the transactions which are the subject of this Agreement.

11.4
Survival of Representations and Warranties. All representations and warranties contained herein or made pursuant hereto, and any right to seek indemnification pursuant to Section 10.2 above, shall survive the Closing of the transactions hereunder until June 30, 2007, or for 18 months after Closing, whichever occurs later (limited to the amounts specified in the Escrow Agreement and Exhibit A).

11.5
Notices. Any notice required or permitted to be given by either party under this Agreement shall be in writing and shall be personally delivered or sent by a reputable overnight mail service, or by first class mail (certified or registered), or by facsimile confirmed by first class mail (registered or certified). Notices will be deemed effective: (a) three (3) working days after deposit, postage prepaid, if mailed; (b) the next day if sent by overnight mail; or (c) the same day if sent by facsimile and confirmed as set forth above. A copy of any notice shall be sent to the following:

to Radware: Radware, Ltd. 22 Raoul Wallenberg St. Tel-Aviv 69710 Israel Fax : 972-3-7668982 Attention: Roy Zisapel, CEO With CC: Legal Department

to: V-Secure:

c/o Sharir, Shiv, Friedman & Co. Law Offices 3 Azreili Center, Triangular Tower, 39th Floor Tel Aviv 67023 Israel Fax: 972-3-6074778 Attention: Alex Berman, Adv.

11.6
Waiver and Modification. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision. Any waiver, amendment or other modification of any provision of this Agreement will be effective only if in writing and signed by the parties.

11.7
No assignment of Liabilities. Notwithstanding anything in this Agreement to the contrary, Radware shall not assume, pay, perform, or discharge, and V-Secure shall solely retain, pay, perform and discharge, all obligations and liabilities of V-Secure, and V-Secure shall not assume, pay, perform, or discharge, and Radware shall solely retain, pay, perform and discharge, all obligations and liabilities of Radware, whether disclosed, undisclosed, direct, indirect, fixed or contingent, known or unknown, incurred in the ordinary course of business or otherwise.

11.8
Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to affect the intent of the parties, and the remainder of this Agreement will continue in full force and effect.

11.9
Governing Law. This Agreement and any action related thereto shall be governed, controlled, interpreted and defined by and under the laws of the State of Israel, without regard to the conflicts of laws provisions thereof.

11.10
Entire Agreement. This Agreement, including all exhibits and schedules which are incorporated herein by reference, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces all prior and contemporaneous understandings or agreements, written or oral, regarding such subject matter.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on and as of the date first above written.

Radware:		V-Secure:

___________________		__________________
Radware Ltd V-Secure		Technologies (US) Inc.

______________
V-Secure (2000) Ltd.

Exhibit A - Escrow Terms
Exhibit B - Licensed IP
Exhibit C - Owned IP
Exhibit D - Product Inventory
Exhibit E -  Service Agreement migration and termination procedure
Exhibit F -  Confidentiality and Non-Disclosure Agreement

Exhibit A

Escrow Agreement

The Escrow Agreement will be negotiated in good faith by the Parties and signed prior to Closing. However, it is agreed that the Escrow Agreement will include the following terms:

a.	The Escrow Agreement will refer to two separate amounts in escrow:
i.
$400,000, which will be used for providing certain V-Secure Employees with incentive bonuses if they remain with Radware for no less than 12 to 24 months, in accordance with the provisions of Section 7.4 of this Agreement (the “Bonus Deposit”).

ii.
An amount between $900,000 and $1,500,000 (pursuant to Sections 4 and 8.4) which will be used to secure V-Secure’s and V-Secure Ltd.’s indemnity obligations under the agreement, including their obligations, warranties and representations under Sections 9, 10.2 and this Schedule 8.3 (h) of the Agreement (the “Indemnity Deposit”).

b.
Any amounts remaining in the Bonus Deposit after payment of all the bonuses pursuant to a pre-determined bonus plan to be attached to the Escrow agreement, will be returned to V-Secure or its designee(s) immediately after it becomes known that such amount will not be paid to the designated V-Secure Employees under such bonus plan.

c.
With respect to the Indemnity Deposit, it is agreed that on January 1, 2007 or 12 months following closing, whichever occurs later, the Indemnity Deposit will be reduced to $500,000 and that the remaining deposit will be released to V-Secure or its designee(s) within an additional 6 months, all subject to any claims made by Radware pursuant to the terms of the Escrow Agreement prior to such date.

EXHIBIT B
Licensed Intellectual Property

1.	IP licensed under Windriver Agreement as supplied to Radware in hardcopy

2.	IP licensed under MySQL Agreement as supplied to Radware in hardcopy

EXHIBIT C
Owned Intellectual Property

A.  Patents

Patent Application Name: “Stateful Attack Protection”
Serial No: 11/018,255.
Filed: Dec 22,2004
Projected Publication date: Jun, 22 2006
First Inventor: Avi Chesla

Patent Application Name: “Dynamic Network Protection”
Serial No: 10/441,971
Filed: May 19, 2003
Publication date: Dec 9, 2004

B.  Trademarks

1.	Israeli trademark application 157235 (NetProtect) (US corresponding case - 76/464,313)
2.	Israeli trademark application 157236 (NetProtect Enterprise) (US corresponding case - 76/464,312).
            Trade mark application (NetProtect Enterprise) was issued in the European community as well.
3.	Israeli trademark application 157237 (NetProtect Provider) (US corresponding case - 76/464,311)
4.	Israeli trademark application 157238 (NetProtect Infrastructure) (US corresponding case - 76/464,310)

C.  Intellectual Property

Know-how, inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, or formulas relating to the Products, including source code (supplied on CD), bug list for Products (supplied on CD), design documents and release notes (supplied on CD), other documentation for Products (supplied on CD), and all of Company’s rights in white papers and articles related to the Products.

EXHIBIT E

Termination of Service Agreements for US customers
Exhibit E of the Asset Purchase Agreement

Within 90 days from signing of the Asset Purchase Agreement V-Secure will:

•	V-Secure will send a letter to V-Secure Partners and Customers, with the text shown in the bottom of this document
•	V-Secure will contact each of the Partners and/or Customers under existing valid warranty and offer them the following:
o	V-Secure’s tech support will continue to fulfill its obligations until 28 February 2006
o	V-Secure will offer customers a V-Secure “box” (V-10, V-100, V-1000) per each box under warranty
o	In exchange for the box, V-Secure will ask for a signed form releasing it from its further obligations to this customer
o	Where needed, V-Secure will offer to give back a pro-rated share of the customer warranty payments, in exchange for a signed form releasing it from its further obligations to this customer
•	V-Secure will maintain its customer support line and emails during this period
•	V-Secure will strongly recommend that its existing customers migrate to Radware’s DefensePRo IPS and DoS solution.
•
V-Secure will advise its customers that Radware has been given V-Secure’s customer contacts and that Radware will be contacting them to discuss a special V-Secure customer migration program that will provide V-Secure customers with a limited time offer to purchase DefensePro at a special low price, subject to Radware’s agreement to such a plan and incentives

Letter to Partners and Customers:

Dear V-Secure Customer / Partner,

As you may have heard, V-Secure has recently sold its Assets to Radware (Nasdaq: RDWR) the global leader in integrated application delivery solutions. Radware’s products deliver full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs.

Upon completion of Radware’s acquisition of V-Secure’s innovative Intrusion Prevention technology, Radware will integrate our unique behavioral analysis capabilities into Radware’s multi-gigabit enterprise scale APSolute™ application delivery solutions. The integration of V-Secure’s technology into Radware’s DefensePro security switch creates a leading unique IPS and DoS security offering.

We will be contacting you shortly to discuss how this acquisition may affect you. You are a valued partner/customer and we want to ensure that we offer you the right path to migrate your V-Secure intrusion prevention products to Radware’s platforms. Radware has designed a special migration offer, with a limited time frame, available only to V-Secure customers under current service agreements. We strongly recommend that you take advantage of this offer. It will provide you with a superior solution, and most importantly, provide a smooth transition to ensure business continuity.

Please feel free to contact us with any questions or comments that you may have.

Sincerely,

Izhar Shay

CEO, V-Secure Technologies

Exhibit F

CONFIDENTIALITY AND NON DISCLOSURE AGREEMENT

THIS CONFIDENTIALITY AND NON DISCLOSURE AGREEMENT(hereinafter referred to as the “Agreement”) is made and entered into effective as of the 28th day of November 2005 by and between RADWARE LTD., an Israeli company with its principle place of business at 22 Raoul Wallenberg St., Tel Aviv, Israel (hereinafter referred to as “RADWARE”) and---- between V-Secure Technologies (US) Inc., a Delaware corporation, having its principal place of business at Park 80 West, Plaza II, Suite 200, Saddle Brook, NJ 07663 (hereinafter referred to as “V-Secure”) and V-Secure (2000) Ltd., a wholly-owned subsidiary of V-Secure (“V-Secure Ltd.”);

WITNESSETH:

WHEREAS
Radware, V-Secure and V-Secure Ltd. entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which Radware shall purchase, subject to certain terms and conditions assets of V-Secure; and

WHEREAS
Each of Radware and V-Secure is willing to disclose confidential and proprietary information and data to the other party, pursuant to the terms and subject to the conditions hereinafter set forth, and for the purposes stated herein; and

NOW THEREFORE, for and in consideration of the premises, and the mutual covenants, representations and warranties hereinafter set forth, the adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Each party may disclose to the other party certain confidential and proprietary information and data, relating to its products and/or its business activity. All such information and data which may furnished to by one party to the other is for the sole purpose of performing the parties’ obligations pursuant to the Asset Purchase Agreement. Except as expressly provided herein, terms defined in the Asset Purchase Agreement shall bear the same meaning in the Agreement.
All confidential and proprietary information disclosed by the parties relating to the whole or any portion or phase of any scientific, technical or non-technical data, commercial information, design, pattern, process, formula, device, method, technique, compilation, program, drawing, financial plans, product plans or list of actual or potential customers or suppliers shall hereinafter be referred to as “Trade Secrets”. Upon Closing - the Owned Intellectual Property included in the Purchased Assets and any confidential information relating to the Purchased Assets shall be considered Radware’s Trade Secrets for the purposes of this Agreement.

2.  Each party (hereinafter: the “Receiving Party”) hereby acknowledges that all such Trade Secrets furnished by the other party and/or its agents and/or its officers and employees (hereinafter: the “Disclosing Party”) is proprietary to the Disclosing Party and the Receiving Party agrees that all such Trade Secrets will remain the property of the Disclosing Party and will be kept confidential.

3.  The Receiving Party shall, for a Period of 7 years:

(a)	make no use of any of the Trade Secrets except for the purpose stated in the foregoing paragraph 1 or as permitted pursuant to the terms of the Asset Purchase Agreement;

(b)	shall not disclose, implement, or use the Trade Secrets or to make all or any part of the Trade Secrets available to any other person or group for any other purpose;

(c)
limit its officers, employees, agents and representatives who are provided with the Trade Secrets only to those required to be aware of it for the purpose stated in the foregoing paragraph 1 and who are bound to it by obligations of confidentiality; and

(d)	take such other precautions as it takes with its own confidential and proprietary information to prevent disclosure of the Trade Secrets to third parties.
4.  Notwithstanding any of the foregoing, the obligations of non-use and non-disclosure hereunder shall not apply to any Trade Secrets that the Receiving Party can show by competent proof:

(a)	was generally known to the public at the time of disclosure by the Disclosing Party;

(b)	becomes generally known to the public after disclosure by the Disclosing Party through no act or omission of the Receiving Party or its officers, employees, agents, or representatives;

(c)
was disclosed to Receiving Party, prior to the time of disclosure by the Disclosing Party by a third party having a bona fide right both to possess the information and to disclose the information to the Receiving Party.

(d)	is independently developed by the Receiving Party, as can be evidenced by written records.

(e)
Is disclosed pursuant to enforceable governmental or legal requirements provided that the Receiving Party informs the Disclosing Party prior to such disclosure and abides by the reasonable requirements of the Disclosing Party in respect of such disclosure.

However, the above exclusions shall not apply the Owned Intellectual Property included in the Purchased Assets and any confidential information relating to the Purchased Assets.

5.  Each Receiving Party shall deliver to the Disclosing Party or destroy at Disclosing Party’s option promptly upon its request, all originals, copies and excerpts of the Trade Secrets. Upon completion of the delivery or destruction, as the case may be, of all the Trade Secrets, Receiving Party shall deliver to Disclosing Party written certification of same signed by a duly authorized representative.

6.  Each party shall not, without the other party’s express prior written consent, disclose in any form to any third parties the substantive content of this Agreement or of any discussions between the parties to this Agreement.

7.  The provisions of this Agreement shall be construed and enforced in accordance with the internal law of the State of Israel. If a judicial determination is made that any of the provisions contained in this Agreement constitute an unreasonable or otherwise unenforceable restriction against either party, such provision or provisions shall be rendered void or invalid only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable, and the remainder of this Agreement shall remain operative and in full force and effect.

8.  In any event the Receiving Party breach or threaten to commit a breach of this Agreement, the Disclosing Party will, in addition to any other remedies available to, be entitle to injunction relief.

9.               It is agreed and understood that in the event of any litigation between the parties to this Agreement to enforce any rights hereunder, the unsuccessful party to such litigation will pay to the prevailing party therein all cost and expenses including, but not limited to, reasonable attorney’s fees and cost, actually incurred by the prevailing party.

10.            No right or license to use any Information disclosed hereunder, either express or implied, is granted by the Disclosing Party.

11.            This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors, assigns and legal representatives.

12.            This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements between the parties hereto with respect to the subject matter hereof. No change or modification of the Agreement shall be valid or binding on the parties hereto unless made in writing, signed by authorized representatives of the parties hereto.

13.            The failure of any party hereto to require the performance of any provisions of this Agreement shall in no manner affect the right to enforce the same. No waiver by any party hereto of any provisions or of any breach of any provisions of this Agreement shall be deemed or construed either as a further or continuing waiver of any such provisions or breach waiver or as a waiver of any other provision or breach of any other provision of this Agreement. No waiver of any provision or any breach of any provision of this Agreement shall be valid or binding on the parties hereto unless made in writing signed by an authorized representative of the party against whom the same is sought to be enforced.

IN WITTNESS WHEREOF, the parties hereto by their authorized representative have executed this Agreement as of the date first above written.

RADWARE LTD.		V-SECURE TECHNOLOGIES (US) INC.

By: ___________________		By: ____________________
Name: _________________		Name: ___________________
Title: __________________		Title: ___________________

V-SECURE (2000) LTD.

By: ________________
Name: ______________
Title: _______________

Schedule 4

Form of Warrants

Schedule 7.3
List of V-Secure Employees required by Radware

Avi Chesla
Sagit Tadir
Dima Wolfson
Zoya Khmelnik
Eran Danino

Schedule 8.3(b)
List of approvals and certifications required for Closing.

Stockholder Approval of V-Secure

Whether MOD (relating to encryption) or NSA (relating to encryption) approval is required to be confirmed prior to Closing

Schedule 8.3(e)
Form of consent by V-Secure’s external auditors.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated XXX, 2005, with respect to the financial statement schedules of V-secure Technologies (US) Inc. for the years ended December 31, 2004 and 2003, included in the Annual Report (Form 20-F No. XX) of Radware Ltd. for 2005 filed with the Securities and Exchange Commission.

Schedule 8.3(f)
Consent by V-Secure’s external auditors in connection with additional filings

E&Y understands that Radware Ltd. may be required to file the financial statements of V-Secure Inc, and related schedules, as well as our report with respect thereto, with the U.S. Securities and Exchange Commission in future filings under the Securities Exchange Act of 1934 or Securities Act of 1933 and E&Y agrees not to unreasonably withhold its consent thereto.

Schedule 9.1(e)-
List of contracts, leases, instruments, licenses, commitments, orders and other agreements relating to the Purchased Assets

Schedule 9.1(f)-
List of Financial Information provided to Radware

Financial Information

1.	V-Secure’s Financial Statements under US GAAP for the years 2002, 2003, 2004.
2.	V-Secure’s Financial Statements for the periods Q1/05 and Q2/05.
3.	Solo Statements of V-Secure (2000) Ltd and V-secure Technologies Inc. as of December 31st, 2004.
4.	Solo Statements of V-Secure (2000) Ltd and V-secure Technologies Inc. as of June 30th, 2005.
5.	Fixed Assets Report
6.	Inventory Report
7.	Units Allocation Report
8.	All the Financial Entries from January 2004 until October 2005.
9.	Service Agreements Payment Summary
10.	Deferred Maintenance report as of December 31st, 2004 and June 30th 2005

Financial Statements

V-Secure’s Financial Statements for the year ended 2004.
V-Secure’s Financial Statements for the periods Q1/05 and Q2/0

Schedule 9.1(g)-
List of Licenses and Certifications required for the production, sale and export of the Products

Encryption license from Israeli Ministry of Defense